        Exhibit 4.1
DESCRIPTION OF ATLN CORPORATION’S EQUITY SECURITIES
Atlantic International Corp. (the “Company”) has a single class of equity securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Common Stock, par value $0.00001 per share (“Common Stock”).
The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.
Authorized Capital Stock
The Company’s authorized capital stock consists of: (i) 300,000,000 shares of Common Stock; and (ii) 20,000,000 shares of preferred stock, no par value (“Preferred Stock”). As of December 31, 2024, the Company had 53,130,946 shares of Common Stock and no shares of Preferred Stock issued and outstanding. The number of shares of Common Stock issued and outstanding varies from time to time.
Common Stock
Voting
Each Atlantic International stockholder is entitled to one vote for each share of Atlantic International common stock having voting power held by such stockholder.
Dividends
If the Board declares a dividend, holders of Common Stock will receive payments from the Company’s funds that are legally available to pay dividends. This dividend right, however, is subject to any preferential dividend rights we may grant to future holders of Preferred Stock.
Liquidation Distributions
If we dissolve, the holders of Common Stock will be entitled to share ratably in all the assets that remain after we pay our liabilities and any amounts we may owe to future holders of Preferred Stock.
Other Rights and Restrictions
Holders of Common Stock do not have preemptive rights, and they have no right to convert their Common Stock into any other securities. Our Common Stock is not subject to redemption by the Company. Our Certificate and Bylaws do not restrict the ability of holders of Common Stock to transfer their shares of Common Stock. Delaware law provides that, if we make a distribution to our stockholders, other than a distribution of our capital stock, either when we are insolvent or when we would be rendered insolvent, then our stockholders would be required to pay back to us the amount of the distribution we made to them, or the portion of the distribution that causes us to become insolvent as a result of such distribution, as the case may be. There are no sinking fund provisions applicable to the Common Stock.

All of the outstanding shares of Common Stock are fully paid and nonassessable.
Listing
The Common Stock is listed on the Nasdaq Global Market under the trading symbol “ALTN.”

        Exhibit 4.1
Transfer Agent and Registrar
The transfer agent and registrar for our Common Stock is Vstock Transfer.

Anti-Takeover Effects of Provisions of the Atlantic International Certificate of Incorporation and the Atlantic International Bylaws
Some provisions of Delaware law, the Atlantic International Charter and the Atlantic International Bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.
These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Delaware Anti-Takeover Law
Atlantic International will be subject to Section 203 of the DGCL. Section 203 generally prohibits a publicly traded corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:
•        prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•        upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or
•        at or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66⅔% of the outstanding voting stock which is not owned by the interested stockholder.
Section 203 defines a “business combination” to include:
•        any merger or consolidation involving the corporation and the interested stockholder;
•        any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;
•        subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•        subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
•        the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an “interested stockholder” as any person that is:
•        the owner of 15% or more of the outstanding voting stock of the corporation;
•        an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

        Exhibit 4.1
•        the affiliates and associates of the above.
Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.
The Atlantic International Charter and Atlantic International Bylaws do not exclude Atlantic International from the restrictions of Section 203. Atlantic International anticipates that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors, then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.
Undesignated Preferred Stock
The ability of the Atlantic International board of directors, without action by the stockholders, to issue up to 20,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.
Stockholder Meetings
The Atlantic International Bylaws provide that a special meeting of stockholders may be called only by the Atlantic International chairman of the board, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals
The Atlantic International Bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.
Elimination of Stockholder Action by Written Consent
The Atlantic International Charter and Atlantic International Bylaws do not allow stockholders to act by written consent without a meeting.
Removal of Directors
The Atlantic International Charter provides that no member of the Atlantic International board of directors may be removed from office by the Atlantic International stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of the total voting power of all of outstanding voting stock of Atlantic International then entitled to vote in the election of directors.
Staggered Board
The Atlantic International Charter provides for a staggered board of directors whereby directors serve staggered three-year terms.
Stockholders Not Entitled to Cumulative Voting
The Atlantic International Charter does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.
Choice of Forum
The Atlantic International Charter provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware Statutory or Common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or the Atlantic International stockholders; (3) any action

        Exhibit 4.1
asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws; or (4) any action asserting a claim governed by the internal affairs doctrine. The Atlantic International Charter also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our amended and restated certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise. This choice of forum provision has important consequences to our stockholders.
Amendment Provisions
The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66⅔ of the total voting power of all of our outstanding voting stock.
The provisions of the DGCL, the Atlantic International Charter and the Atlantic International Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.